Exhibit 99.3

SMX Presenting Technology for BFR Sorting Solution for North American Flame Retardant Alliance (NAFRA) & American Chemistry Council (ACC)

New York, December 10, 2025 — SMX (Security Matters) PLC (NASDAQ: SMX), a global pioneer in molecular marking, identification, and digital product passports for a circular economy, today announced that it has been formally invited to participate as a featured speaker in an upcoming industry webinar hosted by the North American Flame Retardant Alliance (NAFRA) and the American Chemistry Council (ACC).

The webinar, titled “Advancing Circularity: Tracer Technologies for Flame Retardant Identification in Plastics ”, will bring together leading technical experts, manufacturers, recyclers, policymakers, and value-chain stakeholders to examine next-generation technologies that can enhance safety, compliance, and circularity for flame-retardant plastics.

The SMX technical team will introduce how SMX’s patented molecular-marker platform, combined with SMX’s digital passport and ecosystem technologies, can enable a new industry capability for identifying, certifying, and tracing BFR-containing plastics through their full life cycle.

Showcasing SMX’s Breakthrough in BFR Identification & Material Intelligence

During the session, SMX will outline how its technology — already demonstrated in a series of technical demonstrations with NAFRA and with A*STAR in Singapore — can transform how the industry verifies and manages flame-retardant plastics across production, sorting, recycling, and reuse.

SMX’s presentation will describe how its platform enables:

●	Accurate, material-level identification of plastics containing brominated flame retardants (BFR)
●	Marking and certification of plastics that can create confidence for recycling, safety, and compliance
●	A digital product passport ecosystem designed to securely document composition, circularity, and material movement
●	A scalable approach for responsible BFR management across manufacturers, recyclers, and brands

SMX believes that these capabilities directly support industry goals to improve recycling outcomes, enhance compliance with safety frameworks, and build trusted supply-chain systems for complex materials.

Advancing Circularity: How SMX Technology Answers Sector Trends, Regulatory Pressures & Industry Demand

As part of the broader discussion on “Advancing Circularity: Tracer Technologies for Flame Retardant Identification in Plastics,” SMX will demonstrate how its molecular marking and digital passport platform is uniquely positioned to address the evolving dynamics shaping the future of plastics end-of-life management.

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The session is expected to explore macro trends in sustainability, including:

●	Rising regulatory pressures both nationally and internationally requiring verified identification of flame-retardant additives and certified end-of-life pathways
●	Automotive-sector demand for traceable, compliant recycled materials that meet stringent safety and performance standards
●	Recyclers’ growing need for accurate, real-time identification technologies to increase yield, reduce contamination, and create commercially viable recycled streams
●	Corporate commitments to recycled content, driven by ESG targets, supply-chain resilience, and brand reputation
●	Shifting consumer expectations, with the public increasingly demanding transparency, environmental responsibility, and verifiable data
●	Initiatives from industry bodies and coalitions, which are pushing toward harmonized certification systems and standardized material passports

SMX will illustrate how its platform provides the missing link needed to progress from aspiration to implementation.

By embedding an invisible molecular tracer into materials and pairing it with a blockchain-backed digital passport, SMX offers:

●	Certainty of composition — confirming whether plastics contain specific flame retardants
●	End-to-end traceability — enabling recyclers, OEMs, and brands to verify material origins, additives, and recycling pathways
●	A pathway for certified circularity — ensuring plastics are not just sorted, but can be recertified and reintroduced into high-value applications
●	A harmonized documentation system aligned with emerging global frameworks such as DPPs, EPR schemes, and national recycling mandates

SMX believes that these combined capabilities directly support what lies ahead on the road to a more circular plastics economy:

A future where every plastic item carries a verifiable identity, every material flow is documented, and circularity can be measured, trusted, and commercialized.

A Platform to Accelerate U.S. Progress in Plastic Circularity

SMX’s invitation to the NAFRA / ACC webinar underscores the company’s growing role as a global technology partner for governments, regulators, and industry associations working to improve sustainability and traceability standards.

“The opportunity to present at the NAFRA webinar we believe reflects the industry’s increasing recognition that material-level intelligence is essential for safe and sustainable plastics management,” said Oliver Buckle-Wright, Vice President Client Success, SMX. “We look forward to sharing how molecular marking and digital passports can help the sector unlock a new generation of recycling, documentation, and circularity solutions.”

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

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About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About the North American Flame Retardant Alliance (NAFRA)

The North American Flame Retardant Alliance represents the world’s leading producers of flame retardants, which are on the cutting edge of fire-safety chemistry and technology, and are dedicated to improving fire safety performance in a wide-range of products. The industry is also committed to strong chemical safety regulation, to protect users and those who may be exposed to our products, while also protecting that same population from the dangers of fire by promoting fire safety. For more information, please visit: https://www.flameretardantfacts.com/.

About the American Chemistry Council (ACC)

The American Chemistry Council’s mission is to advocate for the people, policy, and products of chemistry that make the United States the global leader in innovation and manufacturing. To achieve this, we: Champion science-based policy solutions across all levels of government; Drive continuous performance improvement to protect employees and communities through Responsible Care®; Foster the development of sustainability practices throughout ACC member companies; and Communicate authentically with communities about challenges and solutions for a safer, healthier and more sustainable way of life. Our vision is a world made better by chemistry, where people live happier, healthier, and more prosperous lives, safely and sustainably—for generations to come. Learn more at: https://www.americanchemistry.com/.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industries in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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